Exhibit 99.3

Ninetowns Reports First Quarter 2007 Results

Thursday July 26, 4:20 pm ET

- 6,500 iDeclare service contracts signed in First Quarter 2007

- Installed customer base increased to 132,200

BEIJING, July 26 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today reported its financial results for the first quarter of 2007.

First Quarter 2007 Business Highlights

Despite the negative impact on the financial results of the Company from the offering of free software by the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China (the "PRC Inspections Administration"), Ninetowns continued to execute on its strategy to transform its business-to-government ("B2G") business from a licensing to a service-based model, and to develop its business-to-business ("B2B") offering by leveraging on the experience, knowledge and customer base of the B2G platform.

Ninetowns maintained the value contribution from its existing B2G client base in the first quarter 2007 through the sale and servicing of its enterprise software products. Ninetowns offers import/export software solutions through its iDeclare products, iDeclare service contracts and free software services. During the quarter, the Company sold 2,200 iDeclare software packages and 6,500 iDeclare service contracts. The installed customer base reached 132,200 and the free import/export e-filing software user base had 30,000 user accounts at the end of the quarter. In addition, the paying iDeclare customer service renewal rate was maintained at a relatively stable level of 23% at the end of the first quarter.

Ninetowns remains focused on developing its B2B business and has been making significant progress on various fronts. In the second quarter, the Company began several major research and development initiatives to build its B2B technology platform, including the acquisition of Ample Spring for its vertical search engine, a partnership with Thomas Industrial Network for catalog solutions, and the launch of tootoo.com, Ninetown's B2B search and service platform. Ninetowns has recently further enhanced its B2B service with the launch of the second generation of tootoo.com. Ninetowns will continue to revitalize its B2G business while leveraging its B2G experience to offer value-added services for the B2B platform.

Financial Results

Total net revenue for the first quarter of 2007 was US$2.8 million, representing a 55.3% decrease compared to US$6.1 million for the first quarter of 2006. Net revenue from sales of enterprise software for the first quarter of 2007 was US$2.4 million, representing 83.5% of total net revenue, as compared to 82.0% for the first quarter of 2006. Net revenue from software development services for the first quarter of 2007 was US$0.4 million, representing 16.5% of total net revenue, as compared to 17.4% for the first quarter of 2006.

Gross profit for the first quarter of 2007 was US$2.5 million, or 88.3% of total net revenue, representing a decrease of 58.3% compared to US$5.8 million, or 94.6% of total net revenue for the first quarter of 2006.

Operating loss for the first quarter of 2007 was (US$1.5) million, representing a decrease compared to an operating income of US$2.4 million for the first quarter of 2006. Loss from operations as a percentage of net revenues for the first quarter of 2007 was (52.0%), compared to an operating margin of 39.6% for the first quarter of 2006.

Net loss for the first quarter of 2007 was (US$0.8) million, representing a decrease compared to net income of US$2.9 million for the first quarter of 2006. Both basic and diluted net loss per ADS/share for the first quarter of 2007 were (US$0.02), compared to both basic and diluted net income per ADS/share of US$0.08 for the first quarter of 2006. Basic net loss per ADS/share computations for the first quarter of 2007 were based on 35.0 million weighted average of ADSs/shares outstanding, compared to 35.0 million in the first quarter of 2006. Diluted net loss per ADS / share computations for the first quarter of 2007 were based on 35.0 million weighted average of ADSs / shares outstanding, compared to 35.7 million in the first quarter of 2006.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2007, which was RMB7.7232 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet dates. The percentages stated in this press release are calculated based on Renminbi.

Management Commentary

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "In the first quarter of 2007, Ninetowns delivered significant progress on a number of tactical and strategic fronts for our B2G and B2B businesses. Whilst we maintained our leading position in the B2G space with our installed customer base reaching 132,200, and are further encouraged by sustained paying customer renewal rate, we are actively researching and testing the market to develop new bundled pricing packages that better represent our service and support capabilities. This, in conjunction with our efforts to shift our B2G business from a licensing to a service-based model, underpins our efforts to extend our customer base, develop new markets, and expand our product offerings.

Furthermore, as announced in April 2007, subsequent to the first quarter ended March 31, 2007, we closed two major transactions which served as critical building blocks in the development of our B2B strategy. These included the acquisition of Ample Spring, providing us with a unique vertical search engine and capabilities, and our partnership with Thomas Industrial Network, enabling Chinese suppliers to publish detailed product and service information online. On May 9, these developments culminated in the launch of tootoo.com, our leading-edge B2B search and service platform. We are encouraged by our progress to date, and remain committed to our core strategy of leveraging our dominant market position and customer base, maintaining the value of our B2G offerings and generating new revenue streams through our next-generation B2B search platform."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "Our first quarter results reflect the continuation of the challenging operational environment faced by Ninetowns since the provisioning of free import/export e- filing software by the PRC Inspections Administration. In addition, the first quarter revenue was affected by seasonal factors and a decline in software development revenues. However, R&D expenses declined from US$1.7 million in the fourth quarter of 2006 to US$971,000 in the first quarter of 2007 as the initial R&D activities for the B2B platform have been completed. We maintained a total cash and term deposit balance of US$114.3 million."

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on July 27, 2007. This will be 7:00 p.m. on July 26, 2007 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-213-8833 and the passcode is 48719997. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 9:00 a.m. Beijing time on July 27, 2007 (9:00 p.m. in New York on July 26, 2007) through 9:00 a.m. on August 3, 2007 in Beijing (9:00 p.m. in New York on August 2, 2007) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 40358138.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    Contacts:
    Ms. Xiaoyan Su or Ms. Lisa Zheng
    Investor Relations
    Ninetowns Internet Technology Group Company Limited
    (+86-10) 6588-2256
    ir@ninetowns.com

    Investor Relations (HK)
    Ruby Yim, Managing Director
    Taylor Rafferty
    +852 3196-3712
    ninetowns@taylor-rafferty.com

    Investor Relations (US):
    Mahmoud Siddig, Director
    Taylor Rafferty
    +1 (212) 889-4350
    ninetowns@taylor-rafferty.com

    Investor Relations (HK):
    David Dambro, Director
    Taylor Rafferty
    +852 3196-3712
    ninetowns@taylor-rafferty.com

    NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION
    THREE MONTHS ENDED MARCH 31, 2006, DECEMBER 31, 2006 AND MARCH 31, 2007

    (In thousands, except share-related data)

                              For the three months ended
	Mar 31, 2006 RMB (unaudited)	Mar 31, 2006 US$ (unaudited)	Dec 31, 2006 RMB (unaudited)
Total net revenues	48,792	6,086	35,046
Cost of revenues	(2,634) _______	(328) _______	(9,818) _______
Gross profit	46,158	5,758	25,228
Selling expenses	(6,824)	(851)	(2,671)

General and administrative expenses	(15,344)	(1,914)	(21,240)
Research and development expenses	(4,670)	(583)	(13,197)
Other operating income	- _______	- _______	47 _______
Income (loss) from operations	19,320	2,410	(11,833)
Interest income	4,431	553	5,267
Gain on sale of marketable equity securities	- _______	- _______	- _______
Income (loss) before provision for income taxes	23,751	2,963	(6,566)
(Provision) benefit for income taxes	(766) _______	(96) _______	428 _______
Net income (loss)	22,985 _______	2,867 _______	(6,138) _______
Net income per share:
Basic	RMB 0.66	US$0.08	(RMB 0.18)
Diluted	RMB 0.64 _______	US$0.08 _______	(RMB 0.18) _______
Weighted average number of shares used in computing net income per share:
Basic	34,991,834	34,991,834	34,773,005
Diluted	35,721,211 _______	35,721,211 _______	34,773,005 _______

                            For the three months ended
	Dec 31, 2006 US$ (unaudited)	Mar 31, 2007 RMB (unaudited)	Mar 31, 2007 US$ (unaudited)
Total net revenues	4,491	21,801	2,823
Cost of revenues	(1,258) _______	(2,558) _______	(331) _______
Gross profit	3,233	19,243	2,492
Selling expenses	(342)	(7,491)	(970)
General and administrative expenses	(2,722)	(15,908)	(2,060)
Research and development expenses	(1,691)	(7,501)	(971)
Other operating income	6 _______	310 _______	40 _______
Income (loss) from operations	(1,516)	(11,347)	(1,469)

Interest income	675	4,822	624
Gain on sale of marketable equity securities	- _______	480 _______	62 _______
Income (loss) before provision for income taxes	(841)	(6,045)	(783)
(Provision) benefit for income taxes	55 _______	(136) _______	(18) _______
Net income (loss)	(786)	(6,181)	(801)
Net income per share:
Basic	(US$0.02)	(RMB0.18)	(US$0.02)
Diluted	(US$0.02) _______	(RMB0.18) _______	(US$0.02) _______
Weighted average number of shares used in computing net income per share:
Basic	34,773,005	34,954,753	34,954,753
Diluted	34,773,005 _______	34,954,753 _______	34,954,753 _______

    NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
    CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
    AS OF DECEMBER 31, 2006 AND MARCH 31, 2007

    (In thousands, except share-related data)
	December 31,		March 31,
	2006 RMB (note)	2006 US$ (note)	2007 RMB (unaudited)	2007 US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents and term deposits	905,857	116,074	882,457	114,261
Investment in available- for-sale securities	-	-	3,176	411
Inventories	6,820	874	6,422	832
Trade receivable	47,105	6,036	54,760	7,090
Other current assets	30,207 _______	3,871 _______	27,373 _______	3,544 _______
Total current assets	989,989	126,855	974,188	126,138

Other non-current assets	181,730	23,286	188,790	24,444
Goodwill	193,570	24,804	193,570	25,063

	_______	_______	_______	_______
TOTAL ASSETS	1,365,289 _______	174,945 _______	1,356,548 _______	175,645 _______

    LIABILITIES AND SHAREHOLDERS'
     EQUITY
Current liabilities:
Deferred revenue	26,383	3,381	25,675	3,324
Other current liabilities	33,299 _______	4,267 _______	30,780 _______	3,985 _______
Total current liabilities	59,682	7,648	56,455	7,309

Non-current liabilities:
FIN48 liabilities	-	-	772	100
Deferred tax liabilities	627 _______	80 _______	593 _______	77 _______
Total liabilities	60,309	7,728	57,820	7,486
Total shareholders' equity	1,304,980 _______	167,217 _______	1,298,728 _______	168,159 _______

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,365,289 _______	174,945 _______	1,356,548 _______	175,645 _______

    Note: The condensed balance sheet information is derived from the
          Company's audited financial statements included in the annual report on Form 20-F.

Source: Ninetowns Internet Technology Group Company Limited